Exhibit (a)(5)(E)

For Immediate Release

FLATWORLD ACQUISITION CORP.

FLATWORLD ACQUISITION CORP. ANNOUNCES

EXTENSION OF TENDER OFFER

New York, New York, August 20, 2012 – FlatWorld Acquisition Corp. (the “Company” or “FlatWorld”) (OTCBB: FWLAF) today announced that it has extended the expiration date of its previously announced tender offer (the “Tender Offer”) until 5:00 p.m., New York City time, on Thursday, August 30, 2012, unless further extended, withdrawn or terminated. The Tender Offer was originally scheduled to expire at 11:59 p.m., New York City time, on August 24, 2012.   Consistent with a condition to the Tender Offer, FlatWorld may need to further extend the expiration date depending on the timing and processes of SEC staff review of the Tender Offer materials filed with the SEC.  Tenders of FlatWorld’s ordinary shares must be made prior to the expiration date, and may be withdrawn at any time prior to the expiration date.  The Tender Offer is subject to conditions and other terms set forth in the Offer to Purchase and related Tender Offer materials, which are scheduled for distribution to FlatWorld’s shareholders today.

In particular, the Tender Offer is conditioned on, among other things, FlatWorld’s reasonable judgment that the merger with Orchid Island Capital, Inc. (“Orchid Island”), is capable of being consummated contemporaneously with the Tender Offer, and no more than 825,000 ordinary shares are validly tendered and not properly withdrawn prior to the expiration date.  If more than 825,000 ordinary shares are validly tendered and not properly withdrawn, FlatWorld will terminate or extend the Tender Offer.  Accordingly, there will be no proration in the event that more than 825,000 ordinary shares are validly tendered and not properly withdrawn in the Tender Offer.  If FlatWorld terminates the Tender Offer, it will not: (i) purchase any ordinary shares pursuant to the Tender Offer or (ii) consummate the merger with Orchid Island.  FlatWorld has until September 9, 2012 to consummate the merger with Orchid Island, otherwise FlatWorld (i) will distribute the cash in its trust account, pro rata, to its public shareholders by way of redemption and (ii) intends to cease all operations except for the purposes of any winding up of its affairs.

Shareholders who desire to own the Company’s ordinary shares subsequent to its business combination with Orchid Island should not tender their ordinary shares in the Tender Offer.

Shareholders who have previously tendered their ordinary shares do not need to take any other actions unless they desire to withdraw their shares, which they may do in accordance with the procedures described in the amended and restated Offer to Purchase, dated August 20, 2012 (the “Offer to Purchase”) and the amended and restated Letter of Transmittal. As of August 20, 2012, based on information provided by the depositary for the Tender Offer, a total of 116,500 of the Company’s ordinary shares have been tendered and not withdrawn. Such shares represent approximately 5.1% of the ordinary shares held by the Company’s public shareholders.

Morrow & Co., LLC is acting as the information agent, and the depositary is Continental Stock Transfer & Trust Company.  The amended Offer to Purchase, the amended Letter of Transmittal and related documents are being prepared for mailing to FlatWorld’s shareholders of record and will be made available for distribution to beneficial owners of FlatWorld’s ordinary shares. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell ordinary shares of FlatWorld.  The solicitation of offers to buy ordinary shares of FlatWorld will only be made pursuant to the Offer to Purchase (as amended or supplemented), the amended Letter of Transmittal, and other related documents that FlatWorld will distribute to its shareholders.  The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer.  Those materials are being distributed by FlatWorld to FlatWorld’s shareholders at no expense to them.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

About FlatWorld

FlatWorld is a blank check or special purpose acquisition company formed as a British Virgin Islands business company with limited liability on June 25, 2010 specifically for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets.  A registration statement for FlatWorld’s initial public offering (“IPO”) was declared effective on December 9, 2010.  On December 15, 2010, FlatWorld consummated the sale of 2,200,000 units at $10.00 per unit, each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.00 per share, and, on January 25, 2011, consummated the sale of an additional 95,500 units pursuant to the exercise of its underwriters’ over-allotment option.  Aggregate proceeds of $23,374,786 from the IPO and the $1,500,000 raised in a concurrent private placement to FlatWorld’s sponsor were placed in a trust account pending completion of FlatWorld’s initial business transaction.

Forward-Looking Statements

Some of the statements in this release may constitute forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed Transaction include, but are not limited to: statements about the benefits of the Transaction involving FlatWorld and Orchid Island, including future financial and operating results; FlatWorld’s and Orchid Island’s plans, objectives, expectations and intentions; the expected timing of completion of the Transaction; and other statements relating to the Transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the Transaction, these factors include, but are not limited to: the risk that more than 825,000 ordinary shares will be validly tendered by FlatWorld’s shareholders and not properly withdrawn prior to the expiration date of the Tender Offer, which would cause FlatWorld to be unable to consummate the proposed Transaction with Orchid Island; the risk that governmental and regulatory review of the Tender Offer documents may delay the Transaction with Orchid Island or result in the inability of the Transaction to be consummated by September 9, 2012, resulting in FlatWorld’s liquidation in accordance with its charter, if not otherwise extended, and the length of time necessary to consummate the proposed Transaction; the risk that a condition to consummation of the Merger of Orchid Island with and into Merger Sub may not be satisfied or waived; the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected; or disruption from the Transaction making it more difficult for Orchid Island to maintain relationships with lenders. These risks, as well as other risks associated with the Transaction, are more fully discussed in the Schedule TO (as amended and supplemented) that FlatWorld has filed with the SEC in connection with the Tender Offer. Additional risks and uncertainties are identified and discussed in FlatWorld’s reports filed or to be filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. If any of these risks or uncertainties materialize or if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. FlatWorld undertakes and assumes no obligation, and does not intend, to update these forward-looking statements, except as required by law.

CONTACT:

FlatWorld Acquisition Corp.

Jeffrey A. Valenty, President

(212) 796-4012